EXHIBIT 13.2

Condensed consolidated statement of income

	three months ended March 31
(unaudited - millions of Canadian $, except per share amounts)	2020	2019

Revenues
Canadian Natural Gas Pipelines	1,032	967
U.S. Natural Gas Pipelines	1,355	1,304
Mexico Natural Gas Pipelines	242	152
Liquids Pipelines	677	728
Power and Storage	112	336
	3,418	3,487
Income from Equity Investments	568	155
Operating and Other Expenses
Plant operating costs and other	920	929
Commodity purchases resold	—	252
Property taxes	176	187
Depreciation and amortization	630	608
	1,726	1,976
Loss on Assets Held for Sale	(116)	—
Financial Charges
Interest expense	578	586
Allowance for funds used during construction	(82)	(139)
Interest income and other	527	(163)
	1,023	284
Income before Income Taxes	1,121	1,382
Income Tax (Recovery)/Expense
Current	91	160
Deferred	(255)	76
	(164)	236
Net Income	1,285	1,146
Net income attributable to non-controlling interests	96	101
Net Income Attributable to Controlling Interests	1,189	1,045
Preferred share dividends	41	41
Net Income Attributable to Common Shares	1,148	1,004
Net Income per Common Share
Basic and diluted	$1.22	$1.09
Weighted Average Number of Common Shares (millions)
Basic	939	921
Diluted	940	922

See accompanying notes to the Condensed consolidated financial statements.

TC ENERGY [40
FIRST QUARTER 2020

Condensed consolidated statement of comprehensive income

	three months ended March 31
(unaudited - millions of Canadian $)	2020	2019

Net Income	1,285	1,146
Other Comprehensive Income/(Loss), Net of Income Taxes
Foreign currency translation gains and losses on net investment in foreign operations	1,702	(370)
Change in fair value of net investment hedges	(92)	20
Change in fair value of cash flow hedges	(495)	(17)
Reclassification to net income of gains and losses on cash flow hedges	4	3
Reclassification of actuarial gains and losses on pension and other post-retirement benefit plans	(7)	3
Other comprehensive income on equity investments	4	1
Other comprehensive income/(loss)	1,116	(360)
Comprehensive Income	2,401	786
Comprehensive income attributable to non-controlling interests	230	61
Comprehensive Income Attributable to Controlling Interests	2,171	725
Preferred share dividends	41	41
Comprehensive Income Attributable to Common Shares	2,130	684
See accompanying notes to the Condensed consolidated financial statements.

TC ENERGY [41
FIRST QUARTER 2020

Condensed consolidated statement of cash flows

	three months ended March 31
(unaudited - millions of Canadian $)	2020	2019

Cash Generated from Operations
Net income	1,285	1,146
Depreciation and amortization	630	608
Deferred income taxes	(255)	76
Income from equity investments	(568)	(155)
Distributions received from operating activities of equity investments	289	277
Employee post-retirement benefits funding, net of expense	12	3
Loss on assets held for sale	116	—
Equity allowance for funds used during construction	(51)	(94)
Unrealized losses/(gains) on financial instruments	206	(32)
Foreign exchange losses/(gains) on Loan receivable from affiliate	303	(14)
Other	127	(8)
(Increase)/decrease in operating working capital	(371)	142
Net cash provided by operations	1,723	1,949
Investing Activities
Capital expenditures	(1,996)	(2,022)
Capital projects in development	(122)	(164)
Contributions to equity investments	(151)	(145)
Other distributions from equity investments	—	120
Deferred amounts and other	(149)	(26)
Net cash used in investing activities	(2,418)	(2,237)
Financing Activities
Notes payable issued, net	2,919	2,852
Long-term debt issued, net of issue costs	8	24
Long-term debt repaid	(1,071)	(1,708)
Dividends on common shares	(704)	(419)
Dividends on preferred shares	(41)	(40)
Distributions to non-controlling interests	(55)	(56)
Common shares issued, net of issue costs	81	68
Net cash provided by financing activities	1,137	721
Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	105	(7)
Increase in Cash and Cash Equivalents	547	426
Cash and Cash Equivalents
Beginning of period	1,343	446
Cash and Cash Equivalents
End of period	1,890	872
See accompanying notes to the Condensed consolidated financial statements.

TC ENERGY [42
FIRST QUARTER 2020

Condensed consolidated balance sheet

	(unaudited - millions of Canadian $)	March 31, 2020	December 31, 2019

	ASSETS
	Current Assets
	Cash and cash equivalents	1,890	1,343
	Accounts receivable	2,352	2,422
	Inventories	430	452
	Assets held for sale	2,807	2,807
	Other	1,491	627
		8,970	7,651
Plant, Property and Equipment	net of accumulated depreciation of $28,581 and $27,318, respectively	72,273	65,489
	Loan Receivable from Affiliate	1,257	1,434
	Equity Investments	7,005	6,506
	Restricted Investments	1,575	1,557
	Regulatory Assets	1,687	1,587
	Goodwill	14,037	12,887
	Intangible and Other Assets	1,007	2,168
		107,811	99,279
	LIABILITIES
	Current Liabilities
	Notes payable	7,561	4,300
	Accounts payable and other	5,045	4,544
	Dividends payable	773	737
	Accrued interest	631	613
	Current portion of long-term debt	3,503	2,705
		17,513	12,899
	Regulatory Liabilities	3,883	3,772
	Other Long-Term Liabilities	2,365	1,614
	Deferred Income Tax Liabilities	5,828	5,703
	Long-Term Debt	34,816	34,280
	Junior Subordinated Notes	9,257	8,614
		73,662	66,882
	Redeemable Non-Controlling Interest	102	—
	EQUITY
	Common shares, no par value	24,477	24,387
Issued and outstanding:	March 31, 2020 – 940 million shares
	December 31, 2019 – 938 million shares
	Preferred shares	3,980	3,980
	Additional paid-in capital	—	—
	Retained earnings	4,357	3,955
	Accumulated other comprehensive loss	(577)	(1,559)
	Controlling Interests	32,237	30,763
	Non-controlling interests	1,810	1,634
		34,047	32,397
		107,811	99,279

Contingencies and Guarantees (Note 13)
Variable Interest Entities (Note 14)
Subsequent Events (Note 15)
See accompanying notes to the Condensed consolidated financial statements.

TC ENERGY [43
FIRST QUARTER 2020

Condensed consolidated statement of equity

	three months ended March 31
(unaudited - millions of Canadian $)	2020	2019

Common Shares
Balance at beginning of period	24,387	23,174
Shares issued:
Under dividend reinvestment and share purchase plan	—	216
On exercise of stock options	90	76
Balance at end of period	24,477	23,466
Preferred Shares
Balance at beginning and end of period	3,980	3,980
Additional Paid-In Capital
Balance at beginning of period	—	17
Issuance of stock options, net of exercises	(6)	(6)
Reclassification of additional paid-in capital deficit to retained earnings	6	—
Balance at end of period	—	11
Retained Earnings
Balance at beginning of period	3,955	2,773
Net income attributable to controlling interests	1,189	1,045
Common share dividends	(761)	(693)
Preferred share dividends	(20)	(19)
Reclassification of additional paid-in capital deficit to retained earnings	(6)	—
Balance at end of period	4,357	3,106
Accumulated Other Comprehensive Loss
Balance at beginning of period	(1,559)	(606)
Other comprehensive income/(loss) attributable to controlling interests	982	(320)
Balance at end of period	(577)	(926)
Equity Attributable to Controlling Interests	32,237	29,637
Equity Attributable to Non-Controlling Interests
Balance at beginning of period	1,634	1,655
Net income attributable to non-controlling interests	96	101
Other comprehensive income/(loss) attributable to non-controlling interests	134	(40)
Distributions declared to non-controlling interests	(54)	(56)
Balance at end of period	1,810	1,660
Total Equity	34,047	31,297

See accompanying notes to the Condensed consolidated financial statements.

TC ENERGY [44
FIRST QUARTER 2020

Notes to Condensed consolidated financial statements
(unaudited)
1. Basis of presentation
These Condensed consolidated financial statements of TC Energy Corporation (TC Energy or the Company) have been prepared by management in accordance with U.S. GAAP. The accounting policies applied are consistent with those outlined in TC Energy’s annual audited Consolidated financial statements for the year ended December 31, 2019, except as described in Note 2, Accounting changes. Capitalized and abbreviated terms that are used but not otherwise defined herein are identified in the 2019 audited Consolidated financial statements included in TC Energy’s 2019 Annual Report.
These Condensed consolidated financial statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Condensed consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2019 audited Consolidated financial statements included in TC Energy’s 2019 Annual Report. Certain comparative figures have been reclassified to conform with the current period’s presentation.
Earnings for interim periods may not be indicative of results for the fiscal year in certain of the Company’s segments due to:

•	Natural gas pipelines segments – the timing of regulatory decisions and seasonal fluctuations in short-term throughput volumes on U.S. pipelines

•	Liquids Pipelines – fluctuations in throughput volumes on the Keystone Pipeline System and marketing activities

•
Power and Storage – the impact of seasonal weather conditions on customer demand and market pricing in certain of the Company’s investments in electrical power generation plants and non-regulated gas storage facilities.

USE OF ESTIMATES AND JUDGMENTS
In preparing these financial statements, TC Energy is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, these Condensed consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies included in the annual audited Consolidated financial statements for the year ended December 31, 2019, except as described in Note 2, Accounting changes.

TC ENERGY [45
FIRST QUARTER 2020

2. Accounting changes
CHANGES IN ACCOUNTING POLICIES FOR 2020
Measurement of credit losses on financial instruments
In June 2016, the FASB issued new guidance that changes how entities measure credit losses for most financial assets and certain other financial instruments that are not measured at fair value through net income. The new guidance amends the impairment model of financial instruments, basing it on expected losses rather than incurred losses. These expected credit losses will be recognized as an allowance rather than as a direct write-down of the amortized cost basis. The new guidance was effective January 1, 2020 and was applied using a modified retrospective approach. The adoption of this new guidance did not have a material impact on the Company's consolidated financial statements. Refer to Note 12, Risk management and financial instruments, for additional information related to the Company's updated accounting policy on impairment of financial assets.
Implementation costs of cloud computing arrangements
In August 2018, the FASB issued new guidance requiring an entity in a hosting arrangement that is a service contract to follow the guidance for internal-use software to determine which implementation costs should be capitalized as an asset and which costs should be expensed. The guidance also requires the entity to amortize the capitalized implementation costs of a hosting arrangement over the term of the arrangement. This guidance was effective January 1, 2020 and applied prospectively. The adoption of this new guidance did not have an impact on the Company's consolidated financial statements.
Consolidation
In October 2018, the FASB issued new guidance for determining whether fees paid to decision makers and service providers are variable interests for indirect interests held through related parties under common control. This new guidance was effective January 1, 2020 and was applied on a retrospective basis. The adoption of this new guidance did not have an impact on the Company's consolidated financial statements.
Reference rate reform
In response to the expected cessation of LIBOR, in March 2020, the FASB issued new optional guidance that eases the potential burden in accounting for reference rate reform. The new guidance provides optional expedients for contracts and hedging relationships that are affected by reference rate reform if certain criteria are met. Each of the expedients can be applied as of January 1, 2020 through December 31, 2022. For eligible hedging relationships existing as of January 1, 2020 and prospectively, the Company has applied the optional expedient allowing an entity to assume that the hedged forecasted transaction in a cash flow hedge is probable of occurring. As reference rate reform is still an ongoing process, the Company will continue to evaluate the timing and potential impact of adoption for other optional expedients when deemed necessary.
FUTURE ACCOUNTING CHANGES
Defined benefit plans
In August 2018, the FASB issued new guidance which amends and clarifies disclosure requirements related to defined benefit pension and other post-retirement benefit plans. This new guidance is effective for annual disclosure requirements at December 31, 2020 and is expected to be applied on a retrospective basis. The Company does not expect the adoption of this new guidance to have a material impact on its consolidated financial statements.

TC ENERGY [46
FIRST QUARTER 2020

Income taxes
In December 2019, the FASB issued new guidance that simplified the accounting for income taxes and clarified existing guidance. This new guidance is effective January 1, 2021, however, early adoption is permitted. The Company is currently evaluating the timing and impact of the adoption of this guidance and has not yet determined the effect on its consolidated financial statements.
3. Segmented information

three months ended March 31, 2020	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	1,032	1,355	242	677	112	—		3,418
Intersegment revenues	—	42	—	—	7	(49)	[2]	—
	1,032	1,397	242	677	119	(49)		3,418
Income from equity investments	3	74	40	20	128	303	[3]	568
Plant operating costs and other	(366)	(363)	(13)	(178)	(47)	47	[2]	(920)
Property taxes	(72)	(76)	—	(26)	(2)	—		(176)
Depreciation and amortization	(306)	(194)	(30)	(82)	(18)	—		(630)
Loss on assets held for sale	—	—	—	—	(116)	—		(116)
Segmented Earnings	291	838	239	411	64	301		2,144
Interest expense								(578)
Allowance for funds used during construction								82
Interest income and other[3]								(527)
Income before Income Taxes								1,121
Income tax recovery								164
Net Income								1,285
Net income attributable to non-controlling interests								(96)
Net Income Attributable to Controlling Interests								1,189
Preferred share dividends								(41)
Net Income Attributable to Common Shares								1,148

1	Includes intersegment eliminations.

2
The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.

3
Income from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange gains on the peso-denominated loans from affiliates which are fully offset in Interest income and other. Refer to Note 12, Risk management and financial instruments, for additional information.

TC ENERGY [47
FIRST QUARTER 2020

three months ended March 31, 2019	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	967	1,304	152	728	336	—		3,487
Intersegment revenues	—	42	—	—	5	(47)	[2]	—
	967	1,346	152	728	341	(47)		3,487
Income/(loss) from equity investments	1	76	6	14	72	(14)	[3]	155
Plant operating costs and other	(343)	(362)	(12)	(166)	(88)	42	[2]	(929)
Commodity purchases resold	—	—	—	—	(252)	—		(252)
Property taxes	(69)	(88)	—	(28)	(2)	—		(187)
Depreciation and amortization	(287)	(180)	(30)	(88)	(23)	—		(608)
Segmented Earnings/(Losses)	269	792	116	460	48	(19)		1,666
Interest expense								(586)
Allowance for funds used during construction								139
Interest income and other[3]								163
Income before Income Taxes								1,382
Income tax expense								(236)
Net Income								1,146
Net income attributable to non-controlling interests								(101)
Net Income Attributable to Controlling Interests								1,045
Preferred share dividends								(41)
Net Income Attributable to Common Shares								1,004

1	Includes intersegment eliminations.

2
The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.

3
Income/(loss) from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange losses on the peso-denominated loans from affiliates which are fully offset in Interest income and other. Refer to Note 12, Risk management and financial instruments, for additional information.

TOTAL ASSETS BY SEGMENT

(unaudited - millions of Canadian $)	March 31, 2020	December 31, 2019

Canadian Natural Gas Pipelines	23,324	21,983
U.S. Natural Gas Pipelines	45,458	41,627
Mexico Natural Gas Pipelines	7,745	7,207
Liquids Pipelines	17,432	15,931
Power and Storage	7,869	7,788
Corporate	5,983	4,743
	107,811	99,279

TC ENERGY [48
FIRST QUARTER 2020

4. Revenues
DISAGGREGATION OF REVENUES
The following tables summarize total Revenues for the three months ended March 31, 2020 and 2019:

three months ended March 31, 2020	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage	Total
(unaudited - millions of Canadian $)

Revenues from contracts with customers
Capacity arrangements and transportation	1,032	1,158	152	582	—	2,924
Power generation	—	—	—	—	57	57
Natural gas storage and other[1]	—	178	90	1	21	290
	1,032	1,336	242	583	78	3,271
Other revenues[2,3]	—	19	—	94	34	147
	1,032	1,355	242	677	112	3,418

1	The Company recognized $77 million of fee revenues from an affiliate related to the construction of the Sur de Texas pipeline which is 60 per cent owned by TC Energy.

2
Other revenues include income from the Company's marketing activities, financial instruments and lease arrangements. These arrangements are not in the scope of the revenue guidance. Refer to Note 12, Risk management and financial instruments, for additional information on financial instruments.

3	Other revenues for the three months ended March 31, 2020 included operating lease income of $32 million.

three months ended March 31, 2019	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage	Total
(unaudited - millions of Canadian $)

Revenues from contracts with customers
Capacity arrangements and transportation	967	1,100	151	593	—	2,811
Power generation	—	—	—	—	343	343
Natural gas storage and other	—	180	1	1	28	210
	967	1,280	152	594	371	3,364
Other revenues[1,2]	—	24	—	134	(35)	123
	967	1,304	152	728	336	3,487

1
Other revenues include income from the Company's marketing activities, financial instruments and lease arrangements. These arrangements are not in the scope of the revenue guidance. Refer to Note 12, Risk management and financial instruments, for additional information on financial instruments.

2	Other revenues for the three months ended March 31, 2019 included operating lease income of $55 million.

TC ENERGY [49
FIRST QUARTER 2020

CONTRACT BALANCES

(unaudited - millions of Canadian $)	March 31, 2020	December 31, 2019	Affected line item on the Condensed consolidated balance sheet

Receivables from contracts with customers	1,418	1,458	Accounts receivable
Contract assets	272	153	Other current assets
Long-term contract assets	95	102	Intangible and other assets
Contract liabilities[1]	41	61	Accounts payable and other
Long-term contract liabilities	303	226	Other long-term liabilities

1	During the three months ended March 31, 2020, $3 million (2019 – $6 million) of revenues were recognized that were included in contract liabilities at the beginning of the period.
Contract assets and long-term contract assets primarily relate to the Company’s right to revenues for services completed but not invoiced at the reporting date on long-term committed capacity natural gas pipelines contracts. The change in contract assets is primarily related to the transfer to Accounts receivable when these rights become unconditional and the customer is invoiced, as well as the recognition of additional revenues that remain to be invoiced. Contract liabilities and long-term contract liabilities primarily relate to force majeure fixed capacity payments received on long-term capacity arrangements in Mexico.
FUTURE REVENUES FROM REMAINING PERFORMANCE OBLIGATIONS
Capacity Arrangements and Transportation
As at March 31, 2020, future revenues from long-term pipeline capacity arrangements and transportation contracts extending through 2046 are approximately $27.5 billion, of which approximately $2.8 billion is expected to be recognized during the remainder of 2020.
Power Generation
The Company has long-term power generation contracts extending through 2028. Revenues from power generation contracts have a variable component related to market prices that are subject to factors outside the Company’s influence. These revenues are considered to be fully constrained and are recognized on a monthly basis when the Company satisfies the performance obligation.
Natural Gas Storage and Other
As at March 31, 2020, future revenues from long-term natural gas storage and other contracts extending through 2026 are approximately $0.6 billion, of which approximately $0.3 billion is expected to be recognized during the remainder of 2020.

TC ENERGY [50
FIRST QUARTER 2020

5. Income taxes
Effective Tax Rates
The effective income tax rate was negative 15 per cent for the three months ended March 31, 2020, and 17 per cent for the same period in 2019. The negative effective income tax rate in 2020 was primarily the result of the release of an income tax valuation allowance related to Keystone XL, discussed below. Excluding the impact of the income tax valuation allowance release, the effective income tax rate for the three months ended March 31, 2020 was 10 per cent. The decline in the rates compared to the same period in 2019 was primarily due to lower Alberta income tax rates and lower flow-through income taxes on Canadian rate-regulated pipelines.
TC Energy recorded an income tax valuation allowance of $673 million against the deferred income tax asset balances at December 31, 2019. As of each reporting date, the Company considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. A net income tax valuation allowance release of $281 million was recorded for the three months ended March 31, 2020, following management's reassessment of the amount of its deferred tax assets that are more likely than not to be realized due to the Company’s decision to proceed with construction of the Keystone XL pipeline.
U.S. Tax Reform
In late 2017, proposed income tax regulations were issued as part of U.S. Tax Reform. The U.S. Treasury and the U.S. Internal Revenue Service issued final base erosion and anti-abuse tax (BEAT) regulations in 2019 and final anti-hybrid rules on April 7, 2020. The finalization of these regulations did not have a material impact on the Company's consolidated financial statements as at March 31, 2020.
6. Assets held for sale
Ontario Natural Gas-Fired Power Plants
At March 31, 2020, the related assets and liabilities in the Power and Storage segment were classified as held for sale as follows:

(unaudited - millions of Canadian $)
Assets Held for Sale
Inventories	13
Other current assets	2
Plant, property and equipment	2,504
Equity investments	272
Intangible and other assets	16
Total Assets Held for Sale	2,807
Liabilities Related to Assets Held for Sale
Other long-term liabilities	(16)
Total Liabilities Related to Assets Held for Sale[1]	(16)

1	Included in Accounts payable and other on the Condensed consolidated balance sheet.
On April 29, 2020, TC Energy completed the sale of the Halton Hills and Napanee power plants as well as its 50 per cent interest in Portlands Energy Centre which were reported as held for sale at March 31, 2020. Refer to Note 15, Subsequent events, for additional information.

TC ENERGY [51
FIRST QUARTER 2020

7. Long-term debt
LONG-TERM DEBT REPAID
Long-term debt retired by the Company in the three months ended March 31, 2020 included the following:

(unaudited - millions of Canadian $, unless otherwise noted)
Company	Retirement date	Type	Amount	Interest rate

TRANSCANADA PIPELINES LIMITED [1]
	March 2020	Senior Unsecured Notes	US 750	4.60%

1	Related unamortized debt issue costs of $8 million were included in Interest expense in the Condensed consolidated statement of income for the three months ended March 31, 2020.
CAPITALIZED INTEREST
In the three months ended March 31, 2020, TC Energy capitalized interest related to capital projects of $64 million (2019 – $37 million).
8. Redeemable non-controlling interest
On March 31, 2020, TC Energy announced that it will proceed with construction of the Keystone XL pipeline. As part of the funding plan, the Government of Alberta (GoA) has agreed to invest approximately US$1.1 billion as equity in Keystone XL subsidiaries of TC Energy. The remaining capital investment is expected to be funded through the combination of a US$4.2 billion project-level credit facility to be fully guaranteed by the GoA and capital contributions by the Company.
In conjunction with this agreement, on March 31, 2020, the Company’s Keystone XL subsidiaries issued Class A Interests amounting to $102 million to the GoA and recognized corresponding notes receivable due by December 31, 2020. These Class A Interests rank above TC Energy’s equity investment in the Keystone XL project and have certain voting rights.
The Company has a call right exercisable at any time to repurchase the Class A Interests from the GoA. The GoA has a put right to sell its Class A Interests to TC Energy exercisable upon and following the in-service date of the Keystone XL pipeline if certain conditions are met. As a result of these redemption features, the Company classified the Class A Interests as Redeemable non-controlling interest outside of equity on the Condensed consolidated balance sheet.
Class A Interests are entitled to a return in accordance with contractual terms. The return will accrue on a quarterly basis and adjust the carrying value of the Class A Interests accordingly.

TC ENERGY [52
FIRST QUARTER 2020

9. Dividends per common share and preferred share
The board of directors of TC Energy declared dividends as follows:

	three months ended March 31
(unaudited - Canadian $, rounded to two decimals)	2020	2019

per common share	0.81	0.75

per Series 1 preferred share	0.22	0.20
per Series 2 preferred share	0.22	0.22
per Series 3 preferred share	0.13	0.13
per Series 4 preferred share	0.18	0.18
per Series 5 preferred share	0.14	0.14
per Series 6 preferred share	0.20	0.20
per Series 7 preferred share	0.24	0.25
per Series 9 preferred share	0.24	0.27
10. Other comprehensive income/(loss) and accumulated other comprehensive loss
Components of other comprehensive income/(loss), including the portion attributable to non-controlling interests and related tax effects, are as follows:

three months ended March 31, 2020	Before Tax Amount	Income Tax Recovery/(Expense)	Net of Tax Amount
(unaudited - millions of Canadian $)

Foreign currency translation gains on net investment in foreign operations	1,611	91	1,702
Change in fair value of net investment hedges	(122)	30	(92)
Change in fair value of cash flow hedges	(656)	161	(495)
Reclassification to net income of gains and losses on cash flow hedges	5	(1)	4
Reclassification of actuarial gains and losses on pension and other post-retirement benefit plans	(9)	2	(7)
Other comprehensive income on equity investments	5	(1)	4
Other Comprehensive Income	834	282	1,116

three months ended March 31, 2019	Before Tax Amount	Income Tax Recovery/(Expense)	Net of Tax Amount
(unaudited - millions of Canadian $)

Foreign currency translation losses on net investment in foreign operations	(364)	(6)	(370)
Change in fair value of net investment hedges	27	(7)	20
Change in fair value of cash flow hedges	(22)	5	(17)
Reclassification to net income of gains and losses on cash flow hedges	4	(1)	3
Reclassification of actuarial gains and losses on pension and other post-retirement benefit plans	4	(1)	3
Other comprehensive income on equity investments	1	—	1
Other Comprehensive Loss	(350)	(10)	(360)

TC ENERGY [53
FIRST QUARTER 2020

The changes in AOCI by component are as follows:

three months ended March 31, 2020	Currency Translation Adjustments	Cash Flow Hedges	Pension and OPEB Plan Adjustments	Equity Investments	Total[1]
(unaudited - millions of Canadian $)

AOCI balance at January 1, 2020	(730)	(58)	(314)	(457)	(1,559)
Other comprehensive income/(loss) before reclassifications[2]	1,463	(481)	—	—	982
Amounts reclassified from AOCI[3]	—	4	(7)	3	—
Net current period other comprehensive income/(loss)	1,463	(477)	(7)	3	982
AOCI balance at March 31, 2020	733	(535)	(321)	(454)	(577)

1	All amounts are net of tax. Amounts in parentheses indicate losses recorded to OCI.

2
Other comprehensive income/(loss) before reclassifications on currency translation adjustments, cash flow hedges and equity investments are net of non-controlling interest gains of $147 million, losses of $14 million and gains of $1 million, respectively.

3
Losses related to cash flow hedges reported in AOCI and expected to be reclassified to net income in the next 12 months are estimated to be $23 million ($17 million, net of tax) at March 31, 2020. These estimates assume constant commodity prices, interest rates and foreign exchange rates over time, however, the amounts reclassified will vary based on the actual value of these factors at the date of settlement.

Details about reclassifications out of AOCI into the Condensed consolidated statement of income are as follows:

	Amounts Reclassified From AOCI		Affected line item in the Condensed consolidated statement of income
	three months ended March 31
(unaudited - millions of Canadian $)	2020	2019

Cash flow hedges
Commodities	(2)	—	Revenues (Power and Storage)
Interest rate	(3)	(3)	Interest expense
	(5)	(3)	Total before tax
	1	1	Income tax (recovery)/expense
	(4)	(2)	Net of tax[1,3]
Pension and other post-retirement benefit plan adjustments
Amortization of actuarial gains/(losses)	9	(4)	Plant operating costs and other[2]
	(2)	1	Income tax (recovery)/expense
	7	(3)	Net of tax[1]
Equity investments
Equity income	(4)	(3)	Income from equity investments
	1	—	Income tax (recovery)/expense
	(3)	(3)	Net of tax[1,3]

1	All amounts in parentheses indicate expenses to the Condensed consolidated statement of income.

2	These AOCI components are included in the computation of net benefit cost. Refer to Note 11, Employee post-retirement benefits, for additional information.

3	Amounts reclassified from AOCI on cash flow hedges are net of non-controlling interest losses of less than $1 million for the three months ended March 31, 2020 (2019 – gains of $1 million).

TC ENERGY [54
FIRST QUARTER 2020

11. Employee post-retirement benefits
The net benefit cost recognized for the Company’s pension benefit plans and other post-retirement benefit plans is as follows:

	three months ended March 31
	Pension benefit plans		Other post-retirement benefit plans
(unaudited - millions of Canadian $)	2020	2019	2020	2019

Service cost[1]	38	33	1	1
Other components of net benefit cost[1]
Interest cost	35	35	4	4
Expected return on plan assets	(57)	(58)	(4)	(4)
Amortization of actuarial losses	5	3	1	1
Amortization of regulatory asset	6	3	—	—
	(11)	(17)	1	1
Net Benefit Cost	27	16	2	2

1	Service cost and other components of net benefit cost are included in Plant operating costs and other in the Condensed consolidated statement of income.
12. Risk management and financial instruments
RISK MANAGEMENT OVERVIEW
TC Energy has exposure to market risk and counterparty credit risk, and has strategies, policies and limits in place to manage the impact of these risks on earnings, cash flows and shareholder value.
COUNTERPARTY CREDIT RISK
TC Energy’s maximum counterparty credit exposure with respect to financial instruments at March 31, 2020, without taking into account security held, consisted of cash and cash equivalents, accounts receivable, available-for-sale assets, the fair value of derivative assets and loans receivable.
The recent combination of the COVID-19 pandemic, along with the unparalleled energy demand decline and resulting supply imbalance, has led to significantly depressed commodity prices and restricted capital market access impacting certain of TC Energy's customers. While the majority of the Company's credit exposure is to large creditworthy entities, TC Energy has increased its monitoring of and communication with those counterparties experiencing greater financial pressures due to recent market volatility. Refer to TC Energy's 2019 Annual Report for more information about the factors that mitigate the Company's counterparty credit risk exposure.
The Company reviews financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. TC Energy uses historical credit loss and recovery data, adjusted for management's judgment regarding current economic and credit conditions, along with supportable forecasts to determine any impairment, which is recognized in Plant operating costs and other. At March 31, 2020, there were no significant credit losses, no significant credit risk concentration and no significant amounts past due or impaired.

TC ENERGY [55
FIRST QUARTER 2020

LOAN RECEIVABLE FROM AFFILIATE
Related party transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
At March 31, 2020, the Company's Condensed consolidated balance sheet included a MXN$20.9 billion or $1.3 billion (December 31, 2019 – MXN$20.9 billion or $1.4 billion) loan receivable from the Sur de Texas joint venture which represents TC Energy's 60 per cent proportionate share of long-term debt financing to the joint venture. Interest income and other included interest income of $33 million for the three months ended March 31, 2020 (2019 – $35 million) from this joint venture with a corresponding proportionate share of interest expense recorded in Income from equity investments in the Company's Mexico Natural Gas Pipelines segment. Interest income and other also included foreign exchange losses of $303 million for the three months ended March 31, 2020 (2019 – gains of $14 million) on the loan receivable from this joint venture with a corresponding proportionate share of Sur de Texas foreign exchange gains and losses recorded in Income from equity investments in the Corporate segment. As a result, there was no impact to net income.
NET INVESTMENT IN FOREIGN OPERATIONS
The Company hedges a portion of its net investment in foreign operations (on an after-tax basis) with U.S. dollar-denominated debt, cross-currency swaps, foreign exchange forwards and foreign exchange options.
The fair values and notional amounts for the derivatives designated as a net investment hedge were as follows:

	March 31, 2020		December 31, 2019
(unaudited - millions of Canadian $, unless otherwise noted)	Fair value[1,2]	Notional amount	Fair value[1,2]	Notional amount

U.S. dollar cross-currency swaps (maturing 2020 to 2025)	(35)	US 400	3	US 100
U.S. dollar foreign exchange options (maturing 2020 to 2021)	(72)	US 3,200	10	US 3,000
U.S. dollar foreign exchange forward contracts (maturing 2020)	(3)	US 200	—	—
	(110)	US 3,800	13	US 3,100

1	Fair value equals carrying value.

2	No amounts have been excluded from the assessment of hedge effectiveness.

The notional amounts and fair value of U.S. dollar-denominated debt designated as a net investment hedge were as follows:

(unaudited - millions of Canadian $, unless otherwise noted)	March 31, 2020	December 31, 2019

Notional amount	33,100 (US 23,400)	29,300 (US 22,600)
Fair value	32,800 (US 23,200)	33,400 (US 25,700)

TC ENERGY [56
FIRST QUARTER 2020

FINANCIAL INSTRUMENTS
Non-derivative financial instruments
Fair value of non-derivative financial instruments
Available-for-sale assets are recorded at fair value which is calculated using quoted market prices where available. Certain non-derivative financial instruments included in Cash and cash equivalents, Accounts receivable, Intangible and other assets, Notes payable, Accounts payable and other, Accrued interest and Other long-term liabilities have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. Each of these instruments are classified in Level II of the fair value hierarchy, except for the Company's LMCI equity securities which are classified in Level I.
Credit risk has been taken into consideration when calculating the fair value of non-derivative instruments.
Balance sheet presentation of non-derivative financial instruments
The following table details the fair value of the Company's non-derivative financial instruments, excluding those where carrying amounts approximate fair value, which are classified in Level II of the fair value hierarchy:

	March 31, 2020		December 31, 2019
(unaudited - millions of Canadian $)	Carrying amount	Fair value	Carrying amount	Fair value

Long-term debt including current portion[1,2]	(38,319)	(40,172)	(36,985)	(43,187)
Junior subordinated notes	(9,257)	(7,316)	(8,614)	(8,777)
	(47,576)	(47,488)	(45,599)	(51,964)

1	Long-term debt is recorded at amortized cost except for US$200 million at December 31, 2019 that is attributed to hedged risk and recorded at fair value.

2
Net income for the three months ended March 31, 2020 includes unrealized gains of $1 million (2019 – unrealized losses of $3 million) for fair value adjustments attributable to the hedged interest rate risk associated with interest rate swap fair value hedging relationships on US$200 million of long-term debt that matured prior to March 31, 2020 (December 31, 2019 – US$200 million). There were no other unrealized gains or losses from fair value adjustments to the non-derivative financial instruments.

Available-for-sale assets summary
The following tables summarize additional information about the Company's restricted investments that are classified as available-for-sale assets:

	March 31, 2020		December 31, 2019
(unaudited - millions of Canadian $)	LMCI restricted investments	Other restricted investments[1]	LMCI restricted investments	Other restricted investments[1]

Fair values of fixed income securities[2,3]
Maturing within 1 year	—	16	—	6
Maturing within 1-5 years	51	78	26	100
Maturing within 5-10 years	772	—	801	—
Maturing after 10 years	71	—	61	—
Fair value of equity securities[2,4]	572	—	556	—
	1,466	94	1,444	106

1	Other restricted investments have been set aside to fund insurance claim losses to be paid by the Company's wholly-owned captive insurance subsidiary.

2	Available-for-sale assets are recorded at fair value and included in Other current assets and Restricted investments on the Company's Condensed consolidated balance sheet.

3	Classified in Level II of the fair value hierarchy.

4	Classified in Level I of the fair value hierarchy.

TC ENERGY [57
FIRST QUARTER 2020

	March 31, 2020		March 31, 2019
(unaudited - millions of Canadian $)	LMCI restricted investments[1]	Other restricted investments[2]	LMCI restricted investments[1]	Other restricted investments[2]

Net unrealized (losses)/gains in the period
three months ended	(23)	1	51	1
Net realized gains in the period
three months ended	2	—	—	—

1
Gains and losses arising from changes in the fair value of LMCI restricted investments impact the subsequent amounts to be collected through tolls to cover future pipeline abandonment costs. As a result, the Company records these gains and losses as regulatory assets or liabilities.

2	Gains and losses on other restricted investments are included in Interest income and other in the Condensed consolidated statement of income.
Derivative instruments
Fair value of derivative instruments
The fair value of foreign exchange and interest rate derivatives has been calculated using the income approach which uses period-end market rates and applies a discounted cash flow valuation model. The fair value of commodity derivatives has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used. The fair value of options has been calculated using the Black-Scholes pricing model. Credit risk has been taken into consideration when calculating the fair value of derivative instruments. Unrealized gains and losses on derivative instruments are not necessarily representative of the amounts that will be realized on settlement.
In some cases, even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment or are not designated as a hedge and are accounted for at fair value with changes in fair value recorded in net income in the period of change. This may expose the Company to increased variability in reported earnings because the fair value of the derivative instruments can fluctuate significantly from period to period.

TC ENERGY [58
FIRST QUARTER 2020

Balance sheet presentation of derivative instruments
The balance sheet classification of the fair value of derivative instruments is as follows:

at March 31, 2020	Cash Flow Hedges	Fair Value Hedges	Net Investment Hedges	Held for Trading	Total Fair Value of Derivative Instruments[1]
(unaudited - millions of Canadian $)

Other current assets
Commodities[2]	2	—	—	816	818
Foreign exchange	—	—	4	2	6
	2	—	4	818	824
Intangible and other assets
Commodities[2]	—	—	—	1	1
Foreign exchange	—	—	3	—	3
	—	—	3	1	4
Total Derivative Assets	2	—	7	819	828
Accounts payable and other
Commodities[2]	(1)	—	—	(743)	(744)
Foreign exchange	—	—	(68)	(216)	(284)
Interest rate[3]	(36)	—	—	—	(36)
	(37)	—	(68)	(959)	(1,064)
Other long-term liabilities
Commodities[2]	(4)	—	—	(6)	(10)
Foreign exchange	—	—	(49)	—	(49)
Interest rate[3]	(688)	—	—	—	(688)
	(692)	—	(49)	(6)	(747)
Total Derivative Liabilities	(729)	—	(117)	(965)	(1,811)
Total Derivatives	(727)	—	(110)	(146)	(983)

1	Fair value equals carrying value.

2	Includes purchases and sales of power, natural gas and liquids.

3
Includes a derivative instrument entered into by Coastal GasLink Pipeline Limited Partnership to hedge the interest rate risk associated with project-level financing of Coastal GasLink construction. Hedging the interest rate exposure is a requirement of both the Coastal GasLink equity purchase agreement announced in December 2019 and the project financing agreement.

TC ENERGY [59
FIRST QUARTER 2020

at December 31, 2019	Cash Flow Hedges	Fair Value Hedges	Net Investment Hedges	Held for Trading	Total Fair Value of Derivative Instruments[1]
(unaudited - millions of Canadian $)

Other current assets
Commodities[2]	—	—	—	118	118
Foreign exchange	—	—	10	61	71
Interest rate	—	1	—	—	1
	—	1	10	179	190
Intangible and other assets
Foreign exchange	—	—	5	—	5
Interest rate	2	—	—	—	2
	2	—	5	—	7
Total Derivative Assets	2	1	15	179	197
Accounts payable and other
Commodities[2]	(4)	—	—	(104)	(108)
Foreign exchange	—	—	(1)	(3)	(4)
Interest rate	(3)	—	—	—	(3)
	(7)	—	(1)	(107)	(115)
Other long-term liabilities
Commodities[2]	(6)	—	—	(11)	(17)
Foreign exchange	—	—	(1)	—	(1)
Interest rate	(63)	—	—	—	(63)
	(69)	—	(1)	(11)	(81)
Total Derivative Liabilities	(76)	—	(2)	(118)	(196)
Total Derivatives	(74)	1	13	61	1

1	Fair value equals carrying value.

2	Includes purchases and sales of power, natural gas and liquids.
The majority of derivative instruments held for trading have been entered into for risk management purposes and all are subject to the Company's risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company's exposures to market risk.
Derivatives in fair value hedging relationships
The following table details amounts recorded on the Condensed consolidated balance sheet in relation to cumulative adjustments for fair value hedges included in the carrying amount of the hedged liabilities:

	Carrying amount		Fair value hedging adjustments[1]
(unaudited - millions of Canadian $)	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019

Long-term debt	—	(260)	—	(1)
	—	(260)	—	(1)

1	At March 31, 2020 and December 31, 2019, adjustments for discontinued hedging relationships included in these balances were nil.

TC ENERGY [60
FIRST QUARTER 2020

Notional and maturity summary
The maturity and notional amount or quantity outstanding related to the Company's derivative instruments excluding hedges of the net investment in foreign operations is as follows:

at March 31, 2020	Power	Natural Gas	Liquids	Foreign Exchange	Interest Rate
(unaudited)

Purchases[1]	451	18	48	—	—
Sales[1]	2,088	23	60	—	—
Millions of Canadian dollars[2]	—	—	—	—	4,126
Millions of U.S. dollars	—	—	—	3,184	1,500
Millions of Mexican pesos	—	—	—	1,050	—
Maturity dates	2020-2024	2020-2027	2020	2020-2021	2020-2030

1	Volumes for power, natural gas and liquids derivatives are in GWh, Bcf and MMBbls, respectively.

2	Notional value represents the maximum contracted amount over the term of a variable notional derivative.

at December 31, 2019	Power	Natural Gas	Liquids	Foreign Exchange	Interest Rate
(unaudited)

Purchases[1]	492	14	39	—	—
Sales[1]	2,089	22	53	—	—
Millions of U.S. dollars	—	—	—	3,153	1,600
Millions of Mexican pesos	—	—	—	800	—
Maturity dates	2020-2024	2020-2027	2020	2020	2020-2030

1	Volumes for power, natural gas and liquids derivatives are in GWh, Bcf and MMBbls, respectively.
Unrealized and realized gains/(losses) on derivative instruments
The following summary does not include hedges of the net investment in foreign operations:

	three months ended March 31
(unaudited - millions of Canadian $)	2020	2019

Derivative Instruments Held for Trading[1]
Amount of unrealized gains/(losses) in the period
Commodities[2]	66	(88)
Foreign exchange	(272)	120
Amount of realized gains/(losses) in the period
Commodities	36	107
Foreign exchange	(12)	(29)
Derivative Instruments in Hedging Relationships
Amount of realized (losses)/gains in the period
Commodities	(3)	(7)
Interest rate	1	—

1
Realized and unrealized gains and losses on held-for-trading derivative instruments used to purchase and sell commodities are included on a net basis in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange held-for-trading derivative instruments are included on a net basis in Interest expense and Interest income and other, respectively.

2
In the three months ended March 31, 2020 and 2019, there were no gains or losses included in Net income relating to discontinued cash flow hedges where it was probable that the anticipated transaction would not occur.

TC ENERGY [61
FIRST QUARTER 2020

Derivatives in cash flow hedging relationships
The components of OCI (Note 10) related to the change in fair value of derivatives in cash flow hedging relationships before tax and including the portion attributable to non-controlling interests are as follows:

	three months ended March 31
(unaudited - millions of Canadian $)	2020	2019

Change in fair value of derivative instruments recognized in OCI[1]
Commodities	4	(3)
Interest rate	(660)	(19)
	(656)	(22)

1	No amounts have been excluded from the assessment of hedge effectiveness. Amounts in parentheses indicate losses recorded to OCI and AOCI.
Effect of fair value and cash flow hedging relationships
The following tables detail amounts presented in the Condensed consolidated statement of income in which the effects of fair value or cash flow hedging relationships are recorded:

	three months ended March 31
(unaudited - millions of Canadian $)	2020	2019

Fair Value Hedges
Interest rate contracts[1]
Hedged items	(3)	(6)
Derivatives designated as hedging instruments	1	(1)
Cash Flow Hedges
Reclassification of (losses)/gains on derivative instruments from AOCI to net income[2,3]
Interest rate contracts[1]	(3)	(4)
Commodity contracts[4]	(2)	—

1	Presented within Interest expense in the Condensed consolidated statement of income.

2	Refer to Note 10, Other comprehensive income, for the components of OCI related to derivatives in cash flow hedging relationships including the portion attributable to non-controlling interests.

3	There are no amounts recognized in earnings that were excluded from effectiveness testing.

4	Presented within Revenues (Power and Storage) in the Condensed consolidated statement of income.

TC ENERGY [62
FIRST QUARTER 2020

Offsetting of derivative instruments
The Company enters into derivative contracts with the right to offset in the normal course of business as well as in the event of default. TC Energy has no master netting agreements, however, similar contracts are entered into containing rights to offset. The Company has elected to present the fair value of derivative instruments with the right to offset on a gross basis on the Condensed consolidated balance sheet. The following table shows the impact on the presentation of the fair value of derivative instrument assets and liabilities had the Company elected to present these contracts on a net basis:

at March 31, 2020	Gross derivative instruments	Amounts available for offset[1]	Net amounts
(unaudited - millions of Canadian $)

Derivative instrument assets
Commodities	819	(699)	120
Foreign exchange	9	(9)	—
	828	(708)	120
Derivative instrument liabilities
Commodities	(754)	699	(55)
Foreign exchange	(333)	9	(324)
Interest rate	(724)	—	(724)
	(1,811)	708	(1,103)

1	Amounts available for offset do not include cash collateral pledged or received.

at December 31, 2019	Gross derivative instruments	Amounts available for offset[1]	Net amounts
(unaudited - millions of Canadian $)

Derivative instrument assets
Commodities	118	(76)	42
Foreign exchange	76	(5)	71
Interest rate	3	(1)	2
	197	(82)	115
Derivative instrument liabilities
Commodities	(125)	76	(49)
Foreign exchange	(5)	5	—
Interest rate	(66)	1	(65)
	(196)	82	(114)

1	Amounts available for offset do not include cash collateral pledged or received.
With respect to the derivative instruments presented above, the Company provided cash collateral of $12 million and letters of credit of $20 million at March 31, 2020 (December 31, 2019 – $58 million and $25 million, respectively) to its counterparties. At March 31, 2020 and December 31, 2019, the Company held no cash collateral and no letters of credit from counterparties on asset exposures.

TC ENERGY [63
FIRST QUARTER 2020

Credit-risk-related contingent features of derivative instruments
Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk. These provisions may require collateral to be provided if a credit-risk-related contingent event occurs, such as a downgrade in the Company’s credit rating to non-investment grade. The Company may also need to provide collateral if the fair value of its derivative financial instruments exceeds pre-defined exposure limits.
Based on contracts in place and market prices at March 31, 2020, the aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a net liability position was $3 million (December 31, 2019 – $4 million), for which the Company has provided no collateral in the normal course of business. If the credit-risk-related contingent features in these agreements were triggered on March 31, 2020, the Company would have been required to provide collateral of $3 million (December 31, 2019 – $4 million) to its counterparties. Collateral may also need to be provided should the fair value of derivative instruments exceed pre-defined contractual exposure limit thresholds.
The Company has sufficient liquidity in the form of cash and undrawn committed revolving credit facilities to meet these contingent obligations should they arise.
FAIR VALUE HIERARCHY
The Company’s financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy.

Levels	How fair value has been determined

Level I
Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. An active market is a market in which frequency and volume of transactions provides pricing information on an ongoing basis.

Level II
This category includes interest rate and foreign exchange derivative assets and liabilities where fair value is determined using the income approach and commodity derivatives where fair value is determined using the market approach.
Inputs include published exchange rates, interest rates, interest rate swap curves, yield curves and broker quotes from external data service providers.

Level III
This category mainly includes long-dated commodity transactions in certain markets where liquidity is low and the Company uses the most observable inputs available or, if not available, long-term broker quotes to estimate the fair value for these transactions.
There is uncertainty caused by using unobservable market data which may not accurately reflect possible future changes in fair value.

TC ENERGY [64
FIRST QUARTER 2020

The fair value of the Company’s derivative assets and liabilities measured on a recurring basis, including both current and non-current portions, are categorized as follows:

at March 31, 2020	Quoted prices in active markets (Level I)	Significant other observable inputs (Level II)[1]	Significant unobservable inputs (Level III)[1]
(unaudited - millions of Canadian $)				Total

Derivative instrument assets
Commodities	735	84	—	819
Foreign exchange	—	9	—	9
Derivative instrument liabilities
Commodities	(698)	(53)	(3)	(754)
Foreign exchange	—	(333)	—	(333)
Interest rate	—	(724)	—	(724)
	37	(1,017)	(3)	(983)

1	There were no transfers from Level II to Level III for the three months ended March 31, 2020.

at December 31, 2019	Quoted prices in active markets (Level I)	Significant other observable inputs (Level II)[1]	Significant unobservable inputs (Level III)[1]
(unaudited - millions of Canadian $)				Total

Derivative instrument assets
Commodities	81	37	—	118
Foreign exchange	—	76	—	76
Interest rate	—	3	—	3
Derivative instrument liabilities
Commodities	(77)	(41)	(7)	(125)
Foreign exchange	—	(5)	—	(5)
Interest rate	—	(66)	—	(66)
	4	4	(7)	1

1	There were no transfers from Level II to Level III for the year ended December 31, 2019.
The following table presents the net change in fair value of derivative assets and liabilities classified as Level III of the fair value hierarchy:

	three months ended March 31
(unaudited - millions of Canadian $)	2020	2019

Balance at beginning of period	(7)	(4)
Total gains included in Net income	4	—
Balance at end of period[1]	(3)	(4)

1
For the three months ended March 31, 2020, Revenues included unrealized gains of $4 million attributed to derivatives in the Level III category that were still held at March 31, 2020 (2019 – unrealized gains of less than $1 million).

TC ENERGY [65
FIRST QUARTER 2020

13. Contingencies and guarantees
CONTINGENCIES
TC Energy and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on the Company’s consolidated financial position or results of operations.
GUARANTEES
As part of its role as operator of the Northern Courier pipeline, TC Energy has guaranteed the financial performance of the pipeline related to delivery and terminalling of bitumen and diluent and contingent financial obligations under sub-lease agreements.
TC Energy and its partner on the Sur de Texas pipeline, IEnova, have jointly guaranteed the financial performance of the entity which owns the pipeline. Such agreements include a guarantee and a letter of credit which are primarily related to construction services and the delivery of natural gas.
TC Energy and its joint venture partner on Bruce Power, BPC Generation Infrastructure Trust, have each severally guaranteed certain contingent financial obligations of Bruce Power related to a lease agreement and contractor and supplier services.
The Company and its partners in certain other jointly owned entities have either (i) jointly and severally, (ii) jointly or (iii) severally guaranteed the financial performance of these entities. Such agreements include guarantees and letters of credit which are primarily related to delivery of natural gas, construction services and the payment of liabilities. For certain of these entities, any payments made by TC Energy under these guarantees in excess of its ownership interest are to be reimbursed by its partners.
The carrying value of these guarantees has been included in Accounts payable and other and Other long-term liabilities on the Condensed consolidated balance sheet. Information regarding the Company’s guarantees is as follows:

		March 31, 2020		December 31, 2019
(unaudited - millions of Canadian $)	Term	Potential exposure[1]	Carrying value	Potential exposure[1]	Carrying value

Northern Courier	to 2055	300	27	300	27
Sur de Texas	to 2021	119	—	109	—
Bruce Power	to 2021	88	—	88	—
Other jointly-owned entities	to 2059	100	10	100	10
		607	37	597	37

1	TC Energy's share of the potential estimated current or contingent exposure.

TC ENERGY [66
FIRST QUARTER 2020

14. Variable interest entities
A VIE is a legal entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or is structured such that equity investors lack the ability to make significant decisions relating to the entity’s operations through voting rights or do not substantively participate in the gains and losses of the entity.
In the normal course of business, the Company consolidates VIEs in which it has a variable interest and for which it is considered to be the primary beneficiary. VIEs in which the Company has a variable interest but is not the primary beneficiary are considered non-consolidated VIEs and are accounted for as equity investments.
Consolidated VIEs
The Company's consolidated VIEs consist of legal entities where the Company is the primary beneficiary. As the primary beneficiary, the Company has the power, through voting or similar rights, to direct the activities of the VIE that most significantly impact economic performance including purchasing or selling significant assets; maintenance and operations of assets; incurring additional indebtedness; or determining the strategic operating direction of the entity. In addition, the Company has the obligation to absorb losses or the right to receive benefits from the consolidated VIE that could potentially be significant to the VIE.
A significant portion of the Company’s assets are held through VIEs in which the Company holds a 100 per cent voting interest, the VIE meets the definition of a business and the VIE’s assets can be used for general corporate purposes. The consolidated VIEs whose assets cannot be used for purposes other than the settlement of the VIE’s obligations, or are not considered a business, are as follows:

(unaudited - millions of Canadian $)	March 31, 2020	December 31, 2019

ASSETS
Current Assets
Cash and cash equivalents	189	106
Accounts receivable	65	88
Inventories	29	27
Other	107	8
	390	229
Plant, Property and Equipment	3,325	3,050
Equity Investments	849	785
Goodwill	469	431
	5,033	4,495
LIABILITIES
Current Liabilities
Accounts payable and other	84	70
Accrued interest	31	21
Current portion of long-term debt	217	187
	332	278
Regulatory Liabilities	50	45
Other Long-Term Liabilities	20	9
Deferred Income Tax Liabilities	9	9
Long-Term Debt	2,914	2,694
	3,325	3,035

TC ENERGY [67
FIRST QUARTER 2020

Certain consolidated VIEs have a redeemable non-controlling interest that ranks above the Company's equity interest. Refer to Note 8, Redeemable non-controlling interest, for additional information.
Non-Consolidated VIEs
The Company’s non-consolidated VIEs consist of legal entities where the Company is not the primary beneficiary as it does not have the power to direct the activities that most significantly impact the economic performance of these VIEs or where this power is shared with third parties. The Company contributes capital to these VIEs and receives ownership interests that provide it with residual claims on assets after liabilities are paid.
The carrying value of these VIEs and the maximum exposure to loss as a result of the Company's involvement with these VIEs are as follows:

(unaudited - millions of Canadian $)	March 31, 2020	December 31, 2019

Balance sheet
Equity investments[1]	4,814	4,720
Off-balance sheet
Potential exposure to guarantees	465	466
Maximum exposure to loss	5,279	5,186

1	Includes equity investment in Portlands Energy Centre classified as Assets held for sale as at March 31, 2020 and December 31, 2019. Refer to Note 6, Assets held for sale, for additional information.
15. Subsequent events
Long-Term Debt Issuances
In April 2020, TCPL issued $2.0 billion of Medium Term Notes, due in April 2027, bearing interest at a fixed rate of 3.80 per cent and US$1.25 billion of Senior Unsecured Notes, due in April 2030, bearing interest at a fixed rate of 4.10 per cent.
Credit Facilities Arrangement
In April 2020, TCPL entered into a total of US$2.0 billion of 364-day committed bilateral credit facilities with Canadian banks. When drawn, interest on these lines of credit is charged at negotiated floating rates.
Ontario Natural Gas-Fired Power Plants
On April 29, 2020, TC Energy completed the sale of its Halton Hills and Napanee power plants as well as its 50 per cent interest in Portlands Energy Centre to a third party for net proceeds of approximately $2.8 billion following closing price adjustments and prior to post-closing adjustments, resulting in a pre-tax loss of approximately $520 million ($370 million after tax). The increase in the total loss from that disclosed at December 31, 2019 is primarily the result of higher than expected costs to achieve Napanee's March 13, 2020 in-service and the inclusion of post-closing obligations. As these assets had been classified as held for sale, $395 million of the pre-tax loss ($271 million after tax) was recorded up to March 31, 2020, with $116 million of the pre-tax loss ($77 million after tax) recognized in the three months ended March 31, 2020. The remaining pre-tax loss of approximately $125 million ($99 million after tax) was recorded on close and will be reflected in second quarter 2020 results. Along with post-closing adjustments, this loss may also be amended in the future for items that could not be estimated on close including the settlement of existing insurance claims.